Exhibit D.2

                      STATE OF CONNECTICUT

              DEPARTMENT OF PUBLIC UTILITY CONTROL
                      TEN FRANKLIN SQUARE
                      NEW BRITAIN, CT 06051



DOCKET NO. 96-05-24RE04      APPLICATION OF THE CONNECTICUT LIGHT  AND
                             POWER COMPANY REQUESTING APPROVAL OF  THE
                             SALE  OF  ACCOUNTS RECEIVABLE - EXTENSION
                             OF  RECEIVABLES PROGRAMAPPLICATION OF THE
                             CONNECTICUT   LIGHT  AND  POWER   COMPANY
                             REQUESTING  APPROVAL  OF  THE   SALE   OF
                             ACCOUNTS   RECEIVABLE  -   EXTENSION   OF
                             RECEIVABLES PROGRAM



                         August 31, 2001

                 By the following Commissioners:


                         Jack R. Goldberg
                         Glenn Arthur
                         John W. Betkoski, III







                            DECISION








                            DECISION


I.   INTRODUCTION

A.   Summary
B.
     In this Decision, the Department of Public Utility Control extends The Connecticut Light and Power Company's Receivables Program through July 8, 2004. The Receivables Program provides additional financial flexibility at a cost lower than the Company's primary source of alternate short-term funding. However, the Company is directed to use its own cash through Northeast Utilities System Money Pool borrowing whenever such borrowing proves beneficial.

A.   B.Petition
B.
       By supplemental application filed July 2, 2001 (Application), The Connecticut Light and Power Company (CL&P or Company) requested approval of the Department of Public Utility Control (Department) for the extension of the Company's Receivable Program until July 8, 2004.

A.   C.Background Of The Proceeding
B.
     By Decision dated June 5, 1996, in above captioned Docket, the Department of Public Utility Control (Department) approved the sale from time to time of up to $200 million fractional undivided ownership interests in billed and unbilled accounts receivable (Receivables Program) of The Connecticut Light and Power Company (CL&P or Company), pursuant to Section 16-43 of the General Statutes of Connecticut (Conn. Gen. Stat.). In a supplemental application dated June 30, 1997 (Supplemental Application), filed pursuant to Conn. Gen. Stat. Section 16-43, CL&P requested that the Department approve the formation of CL&P Receivables Corporation (CRC) and the restructuring of the Receivables Program from a one-step to a two-step sales transaction. By Decision dated September 10, 1997 (Supplemental Decision), the Department approved the formation of CRC and the restructuring of the Receivables Program; and set forth, among others, Order Nos. 4 and 6 as follows:

4. No later than October 15, 1997, the Company shall submit a monthly report documenting the sale of the Receivables. Such report shall include the dollar value of all transactions between the Company, CRC, CAFCO and the Banks. The report shall also include a calculation of the all-in interest rate and the Receivables discount applicable to each transaction.

6. Commencing September 30, 1997, the Company shall submit a quarterly report itemizing all expenses actually incurred to CL&P and CRC in the sale of the Receivables. Such report shall include but not be limited to all costs of maintaining CRC, and compensation, if any, of any CL&P and/or NU employees for their services to CRC.

     Further, in a supplemental application (Supplemental Application ll) dated September 29, 1998, CL&P requested the Department's approval for an increase in the facility fee payable under the Receivables Program. By Decision dated November 25, 1998 (Supplemental Decision ll), the Department approved an increase in facility fees payable under CL&P's Receivables program from 0.25% to 0.375%.

     By Decision dated December 13, 2000, the Department reopened this docket for the limited purpose of considering the termination of reporting requirements under such Order Nos. 4 and 6 above. By Decision dated February 21, 2001, the Department terminated the reporting requirements under Order Nos. 4 and 6 referenced above.

      By Decision dated July 11, 2001, and as allowed under Conn.
Gen. Stat. 16-9, the Department re-opened this Docket for the limited purpose of considering the extension of the Receivables
Program until July 8, 2004.

A.   D.Conduct Of The Proceeding

      Pursuant to a Notice of Hearing dated July 24, 2001, a public hearing was held on July 30, 2001 at the offices of the Department, Ten Franklin Square, New Britain, Connecticut. The hearing was continued at the offices of the Department to August 6, 2001, and was closed in this matter by Notice of Close of Hearing dated August 13, 2001.

E.   Parties And Intervenors

     The  Connecticut  Light  and Power Company,  P.O.  Box  270,
Hartford,  Connecticut  06141-0270; and the  Office  of  Consumer
Counsel  (OCC),  Ten  Franklin Square, New  Britain,  Connecticut
06051 were recognized as parties to this proceeding.

II.  COMPANY'S EVIDENCE

      In this proceeding, the Company supplied evidence through its Application, responses to interrogatories and Late Filed
Exhibit requests, and testified at length during two days of public hearings in this matter.

     The Company indicated that the Receivables Program will continue to operate as previously. However, the Company Agreement and the CRC Agreement have been amended in connection with the issuance of rate reduction bonds (RRB) by Connecticut RRB Special Purpose Trust CL&P-1 with respect to certain of CL&P's stranded costs pursuant to Conn. Gen. Stat. 16-245e and 16-245f. Such amendments clarify that the RRB Charge authorized by the Department in its Decision dated November 8, 2000 and supplemented on December 12, 2000 and March 12, 2001, in Docket No. 00-05-01, Application of The Connecticut Light and Power Company for Approval of the Issuance of Rate Reduction Bonds and Related Transactions-Settlement Agreement, is not part of any Receivables or Receivable Interests sold in the Receivables Program. Application, p. 2. Such amendments also reduce the maximum amount of Receivable Interests that can be outstanding under the Program at any time from $200,000,000 to $100,000,000. Id.

      The Company indicates there are two fixed charges under the Receivables Program: 1) a liquidity fee of .15% (reduced from
 .20% under the existing Agreement) which secures the Bank's commitment to lend, and 2) an investor fee of .01%. Response to
Interrogatory  EL-1, p. 3; Tr. 7/30/01, p. 123.   Such  fees  are
assessed against the $100,000,000 maximum Receivable Interests that can be outstanding and collectively amount to a fixed expense of $160,000 annually for CL&P. Tr. 8/6/01, pp. 192-193. The Company notes that such accounts receivable expensing is eventually recovered through depreciation in rates to the extent the funds are capitalized as part of the AFUDC. Tr. 8/6/01, pp. 200-203.

      Additional fees of the Receivables Program are the program fee (.125%), purchaser fee (.02%), and a yield (3.72% or the 30-day Libor less 7 basis points) which, to the extent attributable to commercial paper (CP), will be equal to the average weighted cost of CP issued by Corporate Asset Funding Company (CAFCO).
Response to Interrogatory EL-1, p. 3. Such fees are assessed against the amounts and days elapsed of Receivable Interests outstanding, calculated on a 360 day basis. Id. The Summary of charges pursuant to the Receivables Program is as follows:

                       Receivables Program

                Fee                          Rate

         Yield   -  CP   Rate               3.720%
         Investor Investment Fee            0.010%
         Liquidity Fee                      0.150%
         Program Fee                        0.125%
         Purchaser Fee                      0.020%
             Total                          4.025% <F1>

             Response to Interrogatory EL-14, p. 2.

      The Receivables Program is governed by two agreements. Under the "Company Agreement," CL&P sells or transfers Receivables as an equity contribution from time to time to CRC. Under the "CRC Agreement," CRC sells Receivable Interests to either CAFCO or Citibank, N. A. and any other bank or eligible financial institution that may become a party to the CRC Agreement in accordance with its provisions. Application, p. 2.

     In   this  regard,  CL&P  sells  or  transfers,  as   equity
contributions,  all of its accounts receivables  booked  to  FERC accounts 142.01, 142.03, 142.09, and 173, to CRC. <F2> Response
to Interrogatory  EL-1,  p.  2;  Tr.  7/30/01,  p.  121.   On  CRC's
financial statements the sale of ownership interests to CAFCO are
recorded  as  debt.   On a consolidated basis,  the  transactions
taken as a whole, including the first set of transactions between CL&P and CRC and the second set of transactions between CRC and CAFCO, are accounted for as sales of accounts receivable and
accrued   utility  revenues  on  CL&P's  consolidated   financial
statements.   Response to Interrogatory EL-1, p. 3.  Accordingly,
the  Receivables Program does not add to CL&P's  level  of  debt.
Tr. 7/30/01, p. 126.

     The purchase price paid by CRC for Receivable Interests will be on a discounted basis (about 165 basis points), which takes into account historical loss statistics. Response to Interrogatory EL-1, p. 2; Tr. 7/30/01, p. 115. CRC may sell from time to time such newly acquired accounts receivables to the purchaser CAFCO. The purchase price formula includes: reserves based upon, among other things, a multiple of historical losses and historical dilutions, customer concentrations that exceed specified levels, carrying costs and other costs associated with the transaction. Response to Interrogatory EL-1, p. 2. The additional reserves put up by CRC against the Receivable Interests serve as security only, or a form of collateral. Tr. 7/30/01, p. 120. Pursuant to this, CAFCO will issue commercial paper in its own name as an A1/P1 issuer, and will take these funds and advance them to CRC. Tr. 7/30/01, p. 121. The purchaser, CAFCO, is reimbursed by the cash coming in from the receivables as they are collected by CL&P; and as such, funding from the commercial paper is paid back. Tr. 7/30/01, pp. 123-124.

     The Company presently is restricted by a maximum $375 million short-term debt limit by the Securities and Exchange Commission (SEC). Response to Interrogatory EL-18. CL&P maintains additional funding sources through its internal generation of cash, The Northeast Utilities (NU) System Money Pool, and its revolving credit facility with Citibank. Tr. 7/30/01, p. 132. CL&P notes that it is currently in a cash position of about $170 million. Tr. 7/30/01, p. 152. The Company projects that it will generate internal funds from operations of approximately $229 million for 2001. Response to Interrogatory EL-23. However, CL&P notes that it will have demands on such funds, including but not limited to, a significant requirement to pay taxes sometime before the end of the year, attributable primarily to the sale of the Millstone units, as well an anticipation that bondholders may exercise a put at the end of October with a maximum potential of $140 million if exercised by all holders. Tr. 7/30/01, pp. 152-153. The Company notes that the need to fund working capital is continual and that such funds from operations may not be available at the right time for these needs. Tr. 7/30/01, pp. 155-156.

     The  Company presently maintains a borrowing limit  of  $150 million  under  its  revolving  credit  facility  with  Citibank.
CL&P's estimated cost of borrowing under such facility is 4.665%, which is comprised of the following components:

                    Revolving Credit Facility

                Fee                          Rate

            Eurodollar Rate                 3.790%
            Eurodollar Advance              0.750%
            Eurodollar Utilization Margin   0.125%

               Total                        4.665%

              Response to Interrogatory EL-14, p.2.

     CL&P also maintains access to short-term funding through the NU System Money Pool at an estimated rate of 3.75% on borrowed amounts. Late Filed Exhibit No. 1; Tr. 7/30/01, p. 137. The Money Pool enables subsidiaries of NU to invest excess cash and likewise subsidiaries who need funding can borrow from it. Tr. 8/6/01, p.187. Money Pool balances thus far for each month-end of 2001 are positive, indicating a net investment position, and are as follows:


                  NU System Money Pool Balances
                        (month-end 000's)

                   Month                 Balance

                   January 2001          $80,400
                   February 2001         $30,900
                   March 2001           $116,200
                   April 2001           $440,600
                   May 2001             $378,700
                   June 2001            $149,200
                   July 2001            $145,800

                      Late Filed Exhibit 1.

The Company notes that these funds are unpredictable from day to day and thus do not provide a reliable source of funding for CL&P's short-term needs. Tr. 8/6/01, p. 194.

      The Company testified that: 1) the Receivables Program offers additional financial flexibility and very competitive rates relative to other short-term liquidity sources CL&P has access to (Response to Interrogatory EL-1, p.1); 2) the proposed transactions associated with the Receivables Program will not result in a rate increase to CL&P's retail customers now or in the future, and 3) CL&P customers will not experience any change in the procedures to service or collect on outstanding accounts. Thus, it is expected that the Receivables Program will continue to provide CL&P customers with important financial flexibility with no change in the rates charged or CL&P's provision of service to the public. Response to Interrogatory EL-003.

III. DEPARTMENT ANALYSIS

     The Department has analyzed the evidence and concludes that the Receivables Program should be allowed to be continued through July 8, 2004, since the Receivables Program provides additional financial flexibility at a cost lower than the Company's primary source of alternate short-term funding, its $150 million revolving credit facility with Citibank.

     CL&P has improved its profitability performance, realizing ROEs of 15.31% and 15.41% for the twelve-month periods ended December 31, 2000 and March 31, 2001, respectively. Order No. 1 Filings, Docket No. 76-03-07, Investigation to Consider Rate Adjustment Procedures and Mechanisms Appropriate to Charge or Reimburse the Consumer for Changes in the Cost of Fossil Fuel and/or Purchased Gas for Electric and Gas Public Service Companies. These profit levels have not only exceeded the Company's allowed ROE level of 10.3%, but have also contributed to CL&P's increased generation of funds from internal operations where net investment balances (invested cash) of $149.2 million and $145.8 million as of June 30, 2001 and July 31, 2001, respectively, were achieved. Late-Filed Exhibit No. 1.

     When asked if it would be cost-effective to replace some of the Receivables borrowing with Money Pool funds due to the differential in rates of these two funding sources, the Company testified "if you looked at that on any given day, that would be true." Tr. 8/6/01, pp. 193-194. The Department also finds it beneficial to use Money Pool funds for short-term funding needs, whenever available, given the differential in the estimated cost between the Money Pool and the Receivables Program (4.025%- 3.750%) of .275%.

     The    Company,    however,   has   testified    that    the
unpredictability of the NU System Money Pool funds' availability on a day-to-day basis makes it an unreliable source of cash for working capital needs. The Department agrees that this is a limiting factor and therefore has found that the extension of the
Receivables  Program  as  proposed  is  beneficial  to  CL&P   by
providing  reliable short-term funding at competitive rates.   In
this  regard,  the  Receivables Program  should  also  contribute
positively   to  earnings  and  benefit  customers  through   the
Company's earnings sharing mechanism adopted in Docket Nos. 00-12-01 & 99-03-36RE03, Petitions of the Office of Attorney General and Office of Consumer Counsel for an Investigation of Over-Earnings by The Connecticut Light and Power Company; DPUC
Determination of The Connecticut Light and Power Company's Standard Offer -16-19(g). Pursuant to this mechanism, customers share 50%/50% in all earnings of the Company in excess of its allowed ROE of 10.3%. However, the Company must make clearly defined and measurable efforts to use its own cash through Money Pool borrowing, whenever beneficial, to minimize funding under the Receivables Program.

IV.  FINDINGS OF FACT

1)   The  RRB charge is not part of any Receivables or Receivable
     Interests sold in the Receivables Program.

2) The maximum amount of Receivable Interests that can be outstanding under the Program at any time has been reduced to $100,000,000.

3)   The  estimated  cost  of  borrowing  under  the  Receivables
     Program is 4.025%.

4) CL&P's estimated cost of borrowing under its revolving credit facility is 4.665%.

5)   CL&P  has access to short-term funding through the NU System
     Money Pool at an estimated cost of 3.75%.

6) Pursuant to the "Company Agreement," CL&P sells or transfers as an equity contribution from time to time Receivables to CRC.

7)   Pursuant  to  the  "CRC  Agreement,"  CRC  sells  Receivable
     Interests to either CAFCO or Citibank, N. A. and any other bank or eligible financial institution that may become a party to the CRC Agreement in accordance with its provisions.

8) On a consolidated basis, the Receivables transactions taken as a whole, including the first set of transactions between CL&P and CRC and the second set of transactions between CRC and CAFCO, are accounted for as sales of accounts receivable and accrued utility revenues on CL&P's consolidated financial statements.

9)   The  Company presently maintains a borrowing limit  of  $150 million under its revolving credit facility with Citibank.

10)  CL&P  notes that it is currently in a cash position of about
     $170 million.

11) The Company projects that it will generate internal funds from operations of approximately $229 million for 2001.

12)  The  NU  System  Money Pool had net investment  balances  of
     $149.2 million and $145.8 million as of June 30, 2001 and July 31, 2001, respectively.

V.   CONCLUSION AND ORDERS
A.
B.   A.   Conclusion

     The Department finds that CL&P's Receivables Program is financially beneficial to the Company and its ratepayers since it provides additional financial flexibility at a cost lower than the Company's primary source of alternate short-term funding, its $150 million revolving credit facility with Citibank. Accordingly, the Department grants CL&P an extension of its Receivables Program through July 8, 2004. However, due to CL&P's improved profitability and increase in cash generated from operations, the Department requires CL&P to make clearly defined and measurable efforts to use its own cash through Money Pool borrowing, whenever beneficial, to minimize funding under the Receivables Program.

A.   B.Orders

For  the  following Orders, submit an original and  fifteen  (15)
copies of the requested material to the Executive Secretary, identified by docket Number, Title and Order Number.

1) The terms and conditions under which the Receivables are to be sold under the Receivables Program shall be substantially as stated in this proceeding, and no further written material or oral supplements to or material modification of those terms and conditions shall be executed without prior approval of this Department.

2) Should the fixed fees under the Receivables Program be increased at any time through the extension period of July 8, 2004, the Department shall be notified as to such changes.

3)   The   proceeds  from  the  sale  of  Receivables  under  the
     Receivables Program shall be used by the Company for the purposes specified in this proceeding.

4) Not later than 90 days following each calendar year-end, the Company shall submit an annual report documenting the sale of receivables, dollar value of all transactions between the Company, CRC, CAFCO, and the Banks, including a calculation of the all-in interest rate, the Receivables discount applicable to each transaction, and all expenses of the Receivables Program. This report shall reconcile with the sales of accounts receivable and accrued utility revenues, and the Receivables Program's expenses, recorded on CL&P's consolidated financial statements for the year.

5) Not later than 90 days following each calendar year-end, the Company shall submit the average monthly 30-day, and month-end, cash balances of the NU System Money Pool. The Company shall provide documentation of when such funds were used in place of the Receivables Program and the approximate financial benefit accrued to CL&P of doing this.

_______________________________

<F1> CL&P  notes  that  such referenced cost  of  the  Receivables
Program, as well as those of the Revolving Credit Facility, and NU System Money Pool are estimates based on current market conditions and that the actual costs will be determined at the time of funding. CL&P Written Comments, 8/30/01, p. 2.

<F2> CRC was organized to handle the administrative process of the
Receivables Program enabling the benefit of off-balance sheet treatment.


DOCKET NO. 96-05-24RE04      APPLICATION OF THE CONNECTICUT LIGHT AND
                             POWER COMPANY REQUESTING APPROVAL OF THE
                             SALE OF ACCOUNTS RECEIVABLE - EXTENSION
                             OF RECEIVABLES PROGRAM

    This Decision is adopted by the following Commissioners:




               Jack R. Goldberg


               Glenn Arthur


               John W. Betkoski, III






                     CERTIFICATE OF SERVICE

     The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.





                                                      8/31/01
                       Louise E. Rickard               Date
                       Acting Executive Secretary
                       Department of Public
                       Utility Control